SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE
November 14, 2005 TSX-VENTURE: SBX

Vancouver Island Cable
British Columbia Utilities Commission Approves Joint Review

Sea Breeze Power Corp. is pleased to announce that the British Columbia Utilities Commission has approved a consolidation of the review process for the Vancouver Island Cable, with that of an alternative concept being proposed by the British Columbia Transmission Corporation.

The order will enable a fair economic and technical comparison to be made between the two transmission proposals to serve Vancouver Island.

The Vancouver Island Cable Project features a new 550 MW high voltage direct current (“HVDC Light®”) submarine cable between Greater Vancouver and Greater Victoria, British Columbia. The line has an in-service target date of 2008.

HVDC Light® transmission technology has gained international recognition in recent years for its low environmental impact, and for operational flexibility. Unlike conventional alternating current technology, whose emission of fluctuating electromagnetic fields has generated strong controversy due to possible health hazards, HVDC Light® is considered more environmentally benign, and is especially well suited for marine habitats. The alternative project proposed by BC Transmission Corporation is based on alternating current technology, utilizing oil filled cables.

The route being proposed for the Vancouver Island Cable was selected on the basis of low seismic risk, balanced with an attempt to minimize impact through both populated areas and regions of environmental sensitivity. The line will be buried in the ground throughout terrestrial segments of the route. The BC Transmission Corporation proposal would utilize overhead lines in populated areas.

The Vancouver Island Cable is being developed through Sea Breeze Victoria Converter Corporation, jointly controlled by Sea Breeze Power Corp. of Vancouver, British Columbia and Boundless Energy NW, Inc. of York Harbor, Maine. The application for a Certificate of Public Convenience and Necessity (“CPCN”) for the Vancouver Island Cable may be viewed at www.VancouverIslandCable.com under regulatory documents.

It is anticipated that the Vancouver Island Cable, while financed and built by the Sea Breeze Pacific Group, would be operated by BC Transmission Corporation on a regulated basis following construction.

The CPCN application for the Vancouver Island Cable noted that the proposed 550 MW Juan de Fuca Cable (currently also under development by Sea Breeze Victoria Converter Corporation) which would run between Greater Victoria, British Columbia and Port Angeles, Washington beneath the Strait of Juan de Fuca, would also provide reliability for the Vancouver Island grid.

The US Federal Energy Regulatory Commission granted approval on September 15, 2005 for transmission scheduling rights to be sold by negotiated rates on the Juan de Fuca Cable. An auction for those rights is presently in process, scheduled to close on December 2, 2005. The Juan de Fuca line has an in-service target date of late 2007.

About Sea Breeze Power Corp.:
Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm development in the world to receive planning approval. The Knob Hill Wind Farm has been permitted for a nameplate capacity of up to 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about Sea Breeze Power Corp., please visit: www.seabreezepower.com.

About Boundless Energy, LLC:
Boundless Energy, LLC (an affiliate of Boundless Energy NW, Inc.) was the transmission engineering principal and originator in concept of the Neptune Regional Transmission consortium, whose contract with Long Island Power Authority recently secured in excess of
$US 600 million financing for the installation of a 65-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York. Construction is under way to meet the in-service date of 2007.

About ABB, Inc.
HVDC Light® technology was developed by ABB, Inc. of Sweden. ABB, Inc. is an international EPC contractor and leading manufacturer of HVDC equipment and cables, and has been instrumental in supporting the feasibility process of the project.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.225
	Voice:	604-689-2991 ext.225
	Fax:	604-689-2990

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